Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statement No. 333-116861 on Form F-10 and to the use of our reports dated February 17, 2006 (which audit report expresses an unqualified opinion on the financial statements and includes Comments by Independent Registered Chartered Accountants for U.S. Readers on Canada-U.S. Reporting Differences relating to changes in accounting principles that have a material effect on the comparability of the financial statements and changes in accounting principles that have been implemented in the financial statements), relating to the financial statements of Biomira Inc., appearing in this Annual Report on Form 40-F of Biomira Inc. for the year ended December 31, 2005.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Edmonton, Alberta, Canada
March 30, 2006